ALPHA GOLD CORP.

Nine Months Ended November 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Alpha Gold Corp. ("Alpha" or the "Company") for the nine months ended November 30, 2008.

This MD&A is prepared as of January 23, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2 Overview

Alpha Gold Corp. is a mineral exploration company focused on the Lustdust Property located in the Omineca Mining Division of British Columbia.

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained "5% net profit interest and the 2% net smelter return royalty" for $150,000 cash.

The Company is in the exploration stage. Exploration is primarily focused on the Lustdust property located in the Omineca Mining Division 200 km west of Ft. St. James, B.C. This property continues to show promising assay results of drilling samples. The investment and expenditure on exploration properties comprise a significant portion of the Company's assets. Realization of the Company's investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The 2008 drilling program commenced in August and continues at the present time. The program focused on claims next to the Serengeti property. Heavy snowfall in the area has hampered delivery of core samples for assay and assay results will be available when completed.

The Company remains in good financial shape and prices of copper, gold and silver remain high.

The Company has funds in place of approximately $3,690,000 at the end of November 30, 2008.

Market Trends

The positive trend in metal prices has remained with gold approximately US$876/oz and copper averaging US$1.47/lb.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at February 29, 2008 $	As at February 28, 2007 $	As at February 28, 2006 $
Current Assets	4,221,375	1,384,273	1,430,289
Other Assets	8,459,074	6,624,406	5,393,526
Total Assets	12,680,449	8,008,679	6,823,815
Current Liabilities	13,747	25,465	11,410
Shareholders' Equity	11,906,082	7,280,271	5,997,904
Total Shareholders' Equity and Liabilities	12,680,449	8,008,679	6,823,815
Working Capital	4,207,628	1,358,808	1,418,879
Expenses			
Amortization	41,407	24,983	28,427
Automotive	15,384	16,454	9,302
Bad debts	—	—	—
Consulting and management fees	70,000	60,000	60,000
Financial relations	—	—	—
Loss (gain) on disposal of capital assets	—	(30,115)	—
Insurance	6,249	4,088	4,079
Office, printing and miscellaneous	15,046	17,130	19,977
Professional fees	82,814	66,420	67,976
Regulatory and transfer fees	35,360	25,018	20,785
Rent	6,000	6,000	6,000
Shareholder relations	90,859	112,740	26,884
Stock-based compensation	32,500	195,500	9,300
Travel and promotion	15,164	10,790	10,959
Add(deduct): other items	(452,401)	(210,830)	(171,579)
Income (loss) for the period	41,618	(298,178)	(415,746)
Basic diluted loss per share	(0.00)	(0.01)	(0.02)
Number of Common Shares Outstanding	36,867,814	29,036,919	25,408,944

1.4 Results of Operations

Overhead expenses in the third quarter of fiscal 2009 increased to $69,030, as compared to $67,973 in the third quarter of fiscal 2008.

Exploration costs decreased in the third quarter of fiscal 2009 to $217,165 compared to the same quarter of 2008, ($763,040). Exploration expenditure during the quarter were as follows: Assaying (2009 - $Nil, 2008 - $32,734), camp expense (2009 - $32,042, 2008- $36,110), drilling expense (2009 - $119,900, 2008 - $400,503), on-site fuel cost (2009 - $639, 2008 - $4,691), geological/geochemical work and reports (2009 - $4,632, 2008 - $187,268), on-site management (2009 - $Nil, 2008 - $Nil), roadwork and reclamation (2009 - $55,710, 2008 - $93,450) and travel (2009 - $4,242, 2008 $8,284).

The drilling program was commenced later this year and is expected to be completed in January, 2009.

Office and administration costs increased slightly from $22,820 spent in the third quarter of the 2008 fiscal year to $22,966 in the third quarter of the 2009 fiscal year.

Stock-based compensation of $Nil was charged to operations during the third quarter of 2009 compared to $Nil in the third quarter of 2008.

1.5 Summary of Quarterly Results

	Expressed in Canadian dollars, except per Share amounts							
	November 30, 2008	August 31, 2008	May 31, 2008	February 29, 2008	Nov. 31, 2007	August 31, 2007	May 31, 2007	Feb.28, 2007
Current Assets	3,816,407	4,085,732	4,159,420	4,221,375	4,322,103	5,096,414	3,173,734	1,384,273
Other Assets	8,756,010	8,527,269	8.503,365	8,459,075	8,391,781	7,639,804	6,778,612	6,624,406
Total Assets	12,572,417	12,613,001	12,662,785	12,680,449	12,713,884	12,736,218	9,952,346	8,008,679
Current Liabilities	68,363	61,079	50,822	13,747	12,749	12,749	42,615	25,465
Shareholders' Equity	11,183,356	11,224,970	11,439,162	11,906,082	11,751,824	11,751,252	8,867,351	7,280,271
Total Shareholders' Equity and Liabilities	12,572,417	12,613,001	12,662,785	12,680,449	12,713,884	12,736,218	9,952,346	8,008,679
Working Capital	3,748,044	4,024,653	4,108,598	4,207,628	4,309,354	5,083,665	3,131,119	1,358,808
Expenses								
Amortization	10,250	9,432	9,432	10,252	11,063	11,939	8,153	4,456
Automotive	4,913	4,686	3,212	2, 652	6,606	3,316	2,809	6,907
Consulting and management fees	18,000	18,000	18,000	18,000	18,000	18,000	16,000	15,000
Loss (gain) on disposal of capital assets	-	-	-	-	-	-	-	(15,051)
Insurance	918	-	6,517	-	-	(855)	7,104	(960)
Office, printing and miscellaneous	3,173	4,422	3,036	3,385	3,037	4,650	2,650	3,686
Professional fees	9,663	29,019	3,341	7,746	6,908	54,741	13,419	18,905
Regulatory and transfer fees	1,713	7,745	10,994	(4,786)	670	16,545	22,931	1,267
Rent	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Shareholder relations	18,112	18,579	25,658	22,566	19,124	23,201	25,968	13,741
Stock-based compensation	-	-	-	-	-	-	32,500	7,500
Telephone	292	302	489	287	282	292	464	633
Travel and promotion	496	776	2,005	1,129	783	2,305	10,926	1,013
Other items	(21,162)	(34,421)	(29,445)	(28,298)	(45,639)	(45,390)	(11,354)	(6,774)
Income (loss) before income taxes for the period	(47,868)	(60,040)	(54,739)	(34,433)	(22,334)	(90,265)	(133,070)	(51,823)
Future income taxes	6,254	(330,436)	360,901	188,691	22,906	70,163	39,960	160,151
Net (income) loss for the period	(41,614)	(390,476)	306,162	154,258	572	(20,102)	(93,110)	108,328
Basic diluted income (loss) per share before other items	0.00	(0.01)	0.01	0.00	0.00	(0.00)	(0.00)	0.00
Number of Common Shares Outstanding	36,867,814	36,867,814	36,867,814	36,867,814	36,867,814	36,867,814	29,074,019	29,036,919

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At November 30, 2008, the Company had working capital of approximately $3,748,000, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Lust Dust project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

At August 31, 2008 Alpha had working capital of $3,748,000 as compared to $4,309,000 at the end of November 30, 2008. The Company has 36,867,814 common shares issued and outstanding at the end of the third quarter.

The Company had no commitments for material expenditures as of November 30, 2008.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

During the three months ended November 30, 2008, the Company paid $39,950 to related parties as follows: administration of company affairs plus planning and contract negotiations for the drilling program to the Company's President ($18,000); property investigation, site investigation for drilling, geology and planning of field operations to a director of the Company ($18,000); part time secretarial and accounting work to a relative of the Company's President ($2,450); and office rent to the Company's President ($1,500).

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

The Company also adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. This had no retroactive effect. Please refer to Note 2c of the Financial Statements.

The Company maintains systems and control to provide reasonable assurance that material information about the Company's activities, commitments, obligations, contingencies and accounting information are brought to the attention of the officers and directors of the Company. The Chief Executive Officer and the Chief Financial Officer of the Company continuously evaluate the effectiveness of such systems and control procedures and have concluded that the systems and control procedures operated effectively throughout the year ended February 28, 2006 and through to the date of this discussion and analysis.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in a schedule to the accompanying financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Interim Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				36,867,814
Warrants				None.
Share purchase options	March 31, 2010 January 26, 2010 January 28, 2010	$0.40 $0.40 $0.40	250,000 950,000 500,000	1,700,000

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.